

FORM 11-K

(Mark One)

__X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 29, 2006**

OR

______ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________________________ to ______________________________

Commission file number __333-75346__________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Phoenix Companies, Inc. Agent Savings and Investment Plan
c/o Kenneth Weissman
One American Row
H-4 E-1
Hartford, CT 06102-5056

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Phoenix Companies, Inc.
P.O. Box 5056
One American Row
Hartford, CT 06102-5056

REQUIRED INFORMATION

Financial Statements and Exhibits:

(a) The Phoenix Companies, Inc. Agent Savings and Investment Plan Financial Statements for the fiscal year ended December 29, 2006

(b) Exhibits:

Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Name of Plan: **The Phoenix Companies, Inc. Agent Savings and Investment Plan**

Date 6-28-07

Kenneth P. Weissman, Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-75346) of The Phoenix Companies, Inc. of our report dated June 25, 2007 relating to the financial statements of The Phoenix Companies, Inc. Agent Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 25, 2007

The Phoenix Companies, Inc.
Agent Savings
and Investment Plan

Financial Statements
December 29, 2006 and December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Phoenix Companies, Inc.
Agent Savings and Investment Plan

In our opinion, the accompanying statements of net assets in liquidation and the related statements of changes in net assets in liquidation present fairly, in all material respects, the net assets in liquidation of The Phoenix Companies, Inc. Agent Savings and Investment Plan (the "Plan") at December 31, 2006 and 2005, and the changes in net assets in liquidation for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 5 to the financial statements, the Plan terminated as of July 30, 2004. As a result, the Plan changed its basis of accounting from the accrual basis to a liquidation basis.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 25, 2007

The Phoenix Companies, Inc.
Agent Savings and Investment Plan
Table of Contents

Page

The Phoenix Companies, Inc.
Agent Savings and Investment Plan
Statements of Net Assets In Liquidation

	December 29, 2006	December 31, 2005
Assets:		
Investments, at fair value (Note 3)	$ -	$ 1,830,864
Participant loans, at fair value	-	19,257
Total investments	-	1,850,121
Net assets, at fair value	-	1,850,121
Adjustment from fair value to contract value for interest in collective trust relative to Fully Benefit-Response Investment Contracts	-	38
	$ -	$ 1,850,159

The accompanying notes are an integral part of these financial statements.

The Phoenix Companies, Inc.
Agent Savings and Investment Plan
Statements of Changes in Net Assets In Liquidation

	For The Period Ended	
	December 29, 2006	December 31, 2005
Additions (deductions) to net assets:		
Investment income:		
Interest	$ 13,347	$ 8,224
Dividends	63,055	59,302
Net appreciation of investments	146,023	61,779
	222,425	129,305
Contributions:		
Sponsor	-	1,943
Participant	-	-
	-	1,943
Benefit payments	(2,072,519)	(535,851)
Administrative fees	(65)	-
Net decrease in net assets	(1,850,159)	(404,603)
Net assets at beginning of period	1,850,159	2,254,762
Net assets at end of period	$ -	$ 1,850,159

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of The Phoenix Companies, Inc. Agent Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan that contains a cash or deferred arrangement under section 401(k) of the Internal Revenue Code. The Phoenix Companies, Inc. ("Phoenix") sponsors the Plan. The Plan was established on July 1, 1992 and most recently amended on March 28, 2005. Participation in the Plan is voluntary and is available to all agents of Phoenix Life Insurance Company (" PLIC") who have an "A" series contract, are not on a financing contract receiving training allowances, have completed one year of service and are at least 21 years old. An "A" series contract is a contract based on meeting certain production and persistency requirements. The Plan is subject to the provisions of ERISA.

On May 18, 2004, the Plan participants received notice that the Plan was terminating effective July 30, 2004. This followed the sale of the W.S. Griffith Securities, Inc. (WSG) operations to Linsco/Private Ledger Corp (LPL), effective May 31, 2004. All agents who were statutory employees with WSG and Phoenix were terminated on that date. As a result, the ability to make contributions to the Plan was discontinued for all participants in the Plan on that date. Each participant's account balance is in accordance with the terms of the Plan document.

On October 6, 2006, the Phoenix Companies, Inc. received an IRS approval letter for the Plan's termination. For the participants who had a remaining balance in the Plan, a letter was sent dated November 29, 2006 notifying the participants of their ability to take a total distribution, and what the distribution options were. The letter also notified participants that if a distribution election was not made within 30 days from the date of the letter, then Fidelity Investments would be instructed to close the account and an IRA would be established on their behalf. Final distributions from the Plan were completed on December 29, 2006.

In accordance with accounting principles generally accepted in the United States of America, the Plan is using the liquidation basis of accounting to determine the amounts at which assets, liabilities, and benefit information are stated in presenting the 2005 and 2006 financial statements.

Contributions

Effective May 31, 2004, the ability to make contributions to the Plan was discontinued for the participants in the plan.

Participants directed the investment of their contributions into various investment options offered by the Plan.

Effective January 25, 2005, participants could transfer account balances invested in the Phoenix Common Stock Fund once every 30 days. Prior to January 25, 2005, participants could transfer account balances invested in the Phoenix Common Stock Fund once every 90 days.

Effective July 1, 2005 the restriction regarding transfers of account balances invested in the Phoenix Common Stock Fund was removed.

Participant accounts

Each participant's account was credited with the participant's contributions and allocation of the sponsor's matching contributions and Plan earnings. Earnings were allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investment in that fund. Investment income was reinvested in the same investment vehicle and was credited to the respective participant's account. The benefit to which a participant was entitled was the benefit that could be provided from the participant's vested.

Vesting

Participants were notified that the Plan was terminating as of July 30, 2004. Participants were always 100% vested in their contributions and participant contributions earnings portion of their account. With the Plan termination, active participants as of May 31, 2004 became 100% vested in the matching contribution portion of the participant's account.

Benefit payments

On termination of service or termination of his or her "A" Series contract, a participant may elect to receive a lump-sum amount equal to the value of the vested portion of his or her account or retain amounts in the Plan until normal retirement age. Distributions are subject to the applicable provisions of the Plan agreement. Benefit payments are recorded when they have been approved for payment and paid by the Plan.

Prior to March 28, 2005, the Plan was able to automatically cash out participant account balances if the balance was less than $5,000, regardless of the value of the account at the time of status. Effective March 28, 2005, there is an automatic cash out of participant account balances if the balance falls below $1,000.

Participant loans

Prior to plan termination, a participant could borrow up to a maximum of $50,000 or one half of his or her account balance minus any current outstanding loans, whichever is less. Loans are treated as a transfer from/to the investment fund to/from the participant loan account. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (9.5% for the years ended December 31, 2005 and 2006). Loan terms generally range from one to four and one-half years; however, when loan proceeds are used for the purchase of a primary residence, terms may be up to 30 years. Principal and interest are paid ratably through semi-monthly payroll deductions beginning in the month following receipt of the loan.

2. Summary of Accounting Policies

Method of accounting

The Plan's financial statements are prepared on the liquidation basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation

The Plan's investments are stated at fair value. Investments in the Phoenix mutual funds and the funds offered by Fidelity, which include the Franklin, Artisan, Allianz, Lord Abbett, and Templeton fund series, as well as the common collective trust are valued at net asset value. The Phoenix Common Stock Fund is valued at quoted unit value price. Participant loans are valued at unpaid principal balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Administrative expenses

PLIC currently pays all fees and expenses related to the Plan with the exception of participant fees for loan initiation and administration paid to Fidelity Investment Institutional Operations Company, Inc. and short term trading fees paid to the fund advisor. Other expenses of the mutual funds are reflected in the investment results.

Use of estimates

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and uncertainties

The Plan provides for various investment options in mutual funds. Mutual funds are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the financial statements.

New Accounting Pronouncement

In September 2006, the FASB issued SFAS No.157, Fair Value Measurements (the "Standard"). The Standard defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The Standard applies to fair value measurements already required or permitted by existing standards. The Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is currently evaluating what impact the adoption of the Standard will have on the financial statements.

3. Investments

Investments that represent 5% or more of the Plan's net assets are separately identified below.

	December 29, 2006	December 31, 2005
American Funds Growth Fund of America	$ N/A	$ 471,539
Artisan Mid Cap Inv	N/A	214,691
Mutual Discovery	N/A	197,280
Fidelity Retire Money Market	N/A	186,324
Phoenix Balanced Fund	N/A	154,513
Fidelity Low Price Stock	N/A	129,952
Lord Abbett Mid Cap Val	N/A	108,107
Fidelity Contrafund Fund	N/A	92,457

N/A- Not Applicable

Investment performance

During the periods ended December 29, 2006 and December 31, 2005, the Plan's investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

	For the Period Ended	
	December 29, 2006	December 31, 2005
Mutual Funds	$ 140,285	$ 59,430
Phoenix Common Stock Fund	5,738	2,349
Net appreciation in fair value of investments	$ 146,023	$ 61,779

4. Nonparticipant-Directed Investments

Prior to plan termination, employer contributions for all participants were made in the form of units in the Phoenix Common Stock Fund. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	December 29, 2006	December 31, 2005
Net Assets:		
Phoenix Common Stock Fund	$ -	$ 35,103

	Year ended December 31, 2006	Year ended December 31, 2005
Changes in Net Assets:		
Contributions	$ -	$ 1,139
Loan Repayments	7,683	581
Loan Interest	364	1,944
Net Apreciation	5,738	2,349
Benefits paid to participants	(36,913)	(76,584)
Transfers to participant-directed investments	(11,975)	(2,685)
Net decrease in net assets	$ (35,103)	$ (73,256)

5. Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. (FIIOC), a wholly owned subsidiary of FMR is the Plan recordkeeper. Fidelity Management Trust Company (FMTC), also a wholly owned subsidiary of FMR, is the Plan trustee.

Plan assets include investments in funds managed and underwritten by subsidiaries of Phoenix Investment Partners, Ltd. (PXP), a wholly owned subsidiary of Phoenix. Plan assets also include investments in funds managed by Fidelity Management Research Corporation (FMR). In addition, the Phoenix Common Stock Fund is offered as an investment option in the Plan.

Personnel and facilities of PLIC have been used to perform administrative functions for the Plan at no charge to the Plan. These transactions, in the opinion of the Phoenix Benefit Plans Committee, are exempt from detailed reporting under Title I of ERISA.

6. Plan Termination

Effective May 31, 2004, the W.S. Griffith Securities, Inc. (WSG) operations were sold to Linsco/Private Ledger Corp. (LPL). All agents who were statutory employees with WSG and Phoenix were terminated on that date. As a result, the ability to make contributions to the Plan was discontinued for all participants in the Plan on that date. Participants were notified that the Plan was terminating as of July 30, 2004. Each participant's account balance was administered in accordance with the terms of the Plan document. Participants were always 100% vested in their contributions and earnings on their contributions; with the Plan termination, all active participants as of May 31, 2004 became 100% vested in the employer matching contributions.

On October 6, 2006, the Phoenix Companies, Inc. received an IRS approval letter for the Plan's termination. Final distributions from the Plan were completed on December 29, 2006.

7. Income Tax Status

The Internal Revenue Service has determined, and informed Phoenix by an opinion letter dated January 27, 2003, that the Plan document and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan document has been amended since receiving the determination letter. The Plan's administrator believes that the Plan document is designed and is currently being administered in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. Forfeitures

Forfeitures result from terminated employees' non-vested sponsor matching contributions remaining in the Plan. Forfeitures generated are available to offset employer matching contributions, which would be otherwise payable by PLIC in accordance with the Plan document. No matching contributions were reduced from forfeited non-vested accounts in 2006 and 2005. There was no forfeited non-vested account balance at December 31, 2006 and 2005.

END